UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                         THE BLACK & DECKER CORPORATION
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                                (Name of Issuer)


                     Common stock, par value $0.50 per share
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                         (Title of Class of Securities)

                                    091797100
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                                 (CUSIP Number)

                                            with a copy to:
Alexander J. Roepers                        Allen B. Levithan
Atlantic Investment Management, Inc.        LOWENSTEIN SANDLER PC
666 Fifth Avenue                            65 Livingston Avenue
New York, New York  10103                   Roseland, New Jersey  07068
(212) 484-5050                              (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO.    091797100
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                  Atlantic Investment Management, Inc.
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   Delaware

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     Number of                          7)  Sole Voting Power:        3,369,000*
                                        ----------------------------------------
     Shares Beneficially                8)  Shared Voting Power:              0
                                        ----------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   3,369,000*
                                        ----------------------------------------
     Person With:                      10)  Shared Dispositive Power:         0
                                        ----------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    3,369,000*
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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      4.9%*
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14)  Type of Reporting Person (See Instructions):  IA

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* Includes:  (i) 1,371,504 shares (2.0%) of the Issuer's Common stock, par value
$0.50 per share ("Shares"), beneficially owned by AJR International Master Fund,
Ltd.,  a  British  Virgin  Islands   company,   (ii)  1,750,710   Shares  (2.6%)
beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, and (iii) 246,786 Shares (0.4%) held in several Managed Accounts (the "Managed Accounts"). Atlantic Investments Management, Inc., serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and sole dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 2.   Identity and Background
          -----------------------

          Item 2 is hereby restated in its entirety as follows:

          (a) This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the "Reporting Person"), with respect to 3,369,000 Shares over which the Reporting Person has sole dispositive and sole voting power by reason of serving as the investment advisor to: (i) AJR International Master Fund, Ltd., a British Virgin Islands company ("AJR"); (ii) Cambrian Master Fund, Ltd., a British Virgin Islands company ("Cambrian Fund"); (iii) several managed accounts ("Managed Accounts"); (iv) the Reporting Person's 401k/Profit Sharing Plan (the "Plan"); and (v) Mr. Alexander J. Roepers, the President and sole stockholder of the Reporting Person.

          (b) The business address of the Reporting Person and Mr. Roepers is 666 Fifth Avenue, New York, New York 10103.

          (c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Cambrian Fund, the Managed Accounts, the Plan and Mr. Roepers.. The principal occupation of Mr. Roepers is serving as the President and Managing Officer of the Reporting Person.

          (d) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Roepers is a citizen of The Netherlands.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 is hereby restated in its entirety as follows:

          (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2006 and filed with the Securities and Exchange Commission on November 9, 2006, there were issued and outstanding 68,026,878 Shares as of October 27, 2006.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, the Managed Accounts, and the Plan pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the sole power to dispose of and the sole power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. In addition, the Reporting Person had sole dispositive and sole voting power over Shares that were deemed to be beneficially owned by Mr. Roepers. Accordingly, the Reporting Person is deemed the beneficial owner of 3,369,000 Shares or 4.9% of the outstanding Shares. As of November 16, 2006, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, the Managed Accounts, and the Plan in Shares, as well as transactions in Shares that may be deemed to be beneficially owned by Mr. Roepers, on or during the sixty (60) days prior to November 15, 2006 as well as on November 16, 2006:

  Date               Quantity           Price              Type of Transaction
  ----               --------           -----              -------------------

9/15/2006             13,200           $80.7602             Open Market Sale
9/18/2006             40,000           $80.8254             Open Market Sale
9/19/2006             15,100           $80.1000             Open Market Sale
9/25/2006             54,300           $78.5982             Open Market Sale
9/26/2006             34,900           $79.5018             Open Market Sale
9/27/2006             79,600           $79.6826             Open Market Sale
10/2/2006                900           $80.3644             Open Market Sale
10/3/2006            192,000           $80.5279             Open Market Sale
10/5/2006            211,000           $81.2511             Open Market Sale
10/9/2006             50,000           $82.2155             Open Market Sale
10/10/2006            50,000           $82.6437             Open Market Sale
11/1/2006            100,000           $83.8800             Open Market Sale
11/3/2006              3,315           $84.6964             Open Market Sale
11/6/2006            200,000           $85.0650             Open Market Sale
11/7/2006             25,000           $85.3052             Open Market Sale
11/8/2006             37,200           $85.5442             Open Market Sale
11/9/2006             37,800           $85.8689             Open Market Sale
11/15/2006            60,000           $89.8848             Open Market Sale
11/16/2006            60,000           $89.1371             Open Market Sale


          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers' immediate family members) has traded Shares on or during the sixty (60) days prior to November 15, 2006 as well as November 16, 2006.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                          November 16, 2006


                                          ATLANTIC INVESTMENT MANAGEMENT, INC.


                                          By: /s/ Alexander J. Roepers
                                             -----------------------------------
                                              Alexander J. Roepers, President


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).